July 29, 2011

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. Benjamin Phippen

VIA EMAIL AND EDGAR

Re:          Customers Bancorp, Inc.
Supplemental Response to Correspondence re:
Amendment No. 6 to Registration Statement on Form S-l
Filed June 10, 2011
File No. 333-166225

Customers Bancorp, Inc. (the “Company”) hereby transmits for filing Amendment No. 8 to our Registration Statement on Form S-1, File No. 333-166225 (“Form S-1”)

In addition, this cover letter is being filed via EDGAR to supplement the Company’s response to comment No. 8 of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter dated June 30, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement, as well as comments raised by the Staff during telephone conversations with the Company on July 18, 2011 and July 28, 2011. Unless otherwise specified, references to page numbers and financial statement notes refer to those in Amendment No. 8.

Note 5 – Loans Receivable, Pages Customers F-8 and Customers F-41

8.
We note your response to comment 22 of our letter dated May 3, 2011 and the supplementary supporting schedules provided on June 16, 2011 related to the loans acquired in your USA Bank and ISN Bank acquisitions. Your response states that you evaluated your methodology for the accretable and non-accretable balances and have revised your calculations and disclosures accordingly. It appears you have only revised your disclosure on pages Customers F-15 and Customers F-45 to reflect this change.  Please revise all relevant disclosures throughout the filing to provide consistent and complete disclosures to reflect this change, or tell us how you determined it was appropriate to revise only a portion of your disclosures. Additionally, for any revisions made in response to this comment, please clearly identify for us in your response new, revised or deleted disclosures, as appropriate.

We have reviewed the Staff’s comment above, and, in conjunction therewith, reviewed Amendments No. 6 and 7 to the Registration Statement for consistency of the various relevant disclosures.  We have also considered the impact of changes reflected in Amendments No. 6 and 7 to items previously disclosed in Customers Bank’s Annual Report for the fiscal year ended December 31, 2010 (the “2010 Annual Statement”) and its quarterly report for the fiscal quarter ended March 31, 2011 (the “March 31 Quarterly Statement”).  Our quantitative and qualitative materiality analyses were completed in accordance with SEC Staff Accounting Bulletin No. 99, Topic 1.M, Materiality and SEC Staff Accounting Bulletin No. 108, Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

We have identified minor changes described below, and in Amendment No. 8 have revised the relevant disclosures set forth in the 2010 Annual Statement and the March 31 Quarterly Statement for Customers Bank so that they are consistent with the corresponding corrected disclosures in Amendment No. 7.  In the process, we have also concluded that no amendment is required to Customers Bank’s published 2010 Annual Statement or March 31 Quarterly Statement because the differences between the amounts reported in those financial statements and the corrected amounts set forth in Amendment No. 8 are neither individually nor collectively material.

Our analysis and explanation is set forth below.

In Amendment No. 6, we made minor corrections in the presentation of our accretable and nonaccretable balances as a result of an evaluation of our methodology related to the contractual accrued interest and its presentation within the accretable and nonaccretable balances based upon the expected cash flows.   The contractual accrued interest balance for each loan or the pool of loans was allocated between the accretable and nonaccretable balance based upon the expected cash flow, and the accretable balance was revised throughout the financial statements and notes accordingly.  The rollforward of the accretable balance in Note 5 on Customers F-15 and Customers F-45 was also revised to include the interest income recognized within the income statement for the performing acquired loans with credit deterioration.

Inclusion of Contractual Accrued Interest in Accretable Balance of Certain Loans

There were eight nonaccrual loans where the expected cash flow exceeded the unpaid principal balance and a portion of the contractual interest was included in the accretable balance.  No accretion was recognized within the financial statements for the year ended December 31, 2010 and for the three months ended March 31, 2011; however the accretable balance rollforward in Note 5 included the accretion for the respective periods.

In Amendment No. 8, we have revised the disclosure within Note 5 on Customers F-15 and Customers F-45 as follows to exclude the accretion not recognized in the financial statements to provide consistency throughout the financial statements.

	For the three months ended March 31, 2011 (found at Customers F-15)		For the year ended December 31, 2010 (found at Customers F-45)
(dollars in thousands)	ISN Bank	USA Bank	ISN Bank	USA Bank

Balance, beginning of period	$2,758	$4,418	$--	$--
Additions resulting from acquisitions	--	--	3,082	3,750
Accretion to interest income	(165)	(362)	(167)	(804)
Disposal	--	(32)	--	--
Reclassification (to)/from nonaccretable difference	(33)	(364)	(157)	1,472
Balance, end of period	$2,560	$3,660	$2,758	$4,418

The variances identified below relate to the impact of the accretion of the amounts that should have been accreted over the respective financial periods and are the relevant variances for purposes of determining quantitative materiality in this regard.

(dollars in thousands)	As disclosed	Balance, if revised	Variance Increase(decrease)
Loans receivable covered under loss sharing agreements with the FDIC, net at March 31, 2011	$ 159,194	$ 158,854	$340 or 0.21%
Loans receivable covered under loss sharing agreements with the FDIC, net at December 31, 2010	164,801	164,545	$256 or 0.15%
Interest income, for the year ended December 31, 2010	30,907	31,162	$256 or 0.83%
Net income for the year ended December 31, 2010	23,735	23,903	$ 168 or 0.71%
Interest income, for the three months ended March 31, 2011	11,839	11,923	$84 or 0.71%
Net loss for the three months ended March 31, 2011	(1,676)	(1,620)	$56 or 3.34%

In addition to performing a quantitative analysis, Customers Bank performed a qualitative assessment of the materiality of the errors and considered the factors included in SAB 99.  The results of this assessment indicated that the variances had no effect on Customers Bank’s earnings trends, compliance on regulatory requirements, loan covenants and other contractual requirements or management compensation. Therefore, the variances have been determined to have a qualitatively immaterial impact on the 2010 Annual Statement and March 31 Quarterly Statement.

Based on the quantitative and qualitative analyses described above, Customers Bank has concluded that the variances identified which relate to the accretable balance are considered quantitatively and qualitatively immaterial and do not warrant revisions in the financial statements.

Certain Loans Determined Not to be Acquired with Credit Deterioration

In addition to our previous response to comment  No. 8, there were certain acquired loans originally identified with credit deterioration in our USA Bank Acquisition and presented as loans acquired with credit deterioration as defined by ASC 310-30 within Note 6 of the Statement of Assets Acquired and Liabilities Assumed by Customers Bank as of July 9, 2010 (the “USA Bank Financial Statements”) on page 254 in Amendment No. 4 that, upon further evaluation, did not meet with definition within ASC 310-30. Accordingly, we restated the presentation of the fair value of loans acquired with credit deterioration in the USA Bank Acquisition disclosure on page Customers F-45 in Amendment No. 6 by excluding these loans.

While we reclassified $11.0 million of loans from the acquired loan portfolio with credit deterioration to the acquired performing portfolio, the total fair value of the loans acquired did not change. We determined the fair value of each loan acquired in the USA Bank Acquisition on an individual loan basis due to the relatively small number of loans acquired with significant balances.  The presentation of the total fair value of the acquired loans with credit deterioration in Note 5 of the 2010 Annual Statement excluded the $11.0 million of loans.

We evaluated the reclassification of these loans under SEC Staff Accounting Bulletin No. 99, Topic 1.M, Materiality and SEC Staff Accounting Bulletin No. 108, Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  Quantitatively, the fair value of loans reclassified was 7% of total covered loans but, qualitatively, there were no effects on earnings trends, compliance on regulatory requirements, loan covenants and other contractual requirements or management compensation based upon the revisions included in Note 5 of the 2010 Annual Statement.  Based upon these factors, management has concluded that the disclosures related to the fair value of loans acquired with credit deterioration in our USA Bank Acquisition are considered immaterial and do not warrant revisions to the USA Bank Financial Statements which are no longer presented within the Registration Statement.

For purposes of clarification, please note that there was no error in the total fair value of the loans acquired in the USA Bank Acquisition.  The only change from the USA Bank Financial Statements was the above-described reclassification of certain loans from the acquired loan portfolio with credit deterioration to the acquired performing portfolio.

Our independent certified public accountant, ParenteBeard LLC, has reviewed the response included herein, and concurs with the conclusions reached by management.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707) or David F. Scranton (dscranton@stradley.com or 610-640-5806) should you have any questions regarding this response letter or Amendment No. 8.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS BANCORP, INC. By: /s/ Thomas R. Brugger Name: Thomas R. Brugger Title: Executive Vice President and Chief Financial Officer